UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2021
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Entry into Equity Purchase Agreement and Registration Rights Agreement for Equity Line of Credit.

We have entered into an Equity Purchase Agreement with Oasis Capital LLC (“Oasis”) under which we may sell our ordinary shares to Oasis from time to time, subject to the limitations set forth in the Equity Purchase Agreement. The ordinary shares are being registered pursuant to a prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on May 20, 2021, as a supplement to the Registration Statement on Form F-3 (Registration Statement No. 333- 253866) declared effective on March 15, 2021 (“Registration Statement”). Pursuant to the Equity Purchase Agreement, we may sell to Oasis ordinary shares having an aggregate gross sales price of up to $10,000,000. Oasis has committed to purchase the shares subject to a placement notice as principal. Additionally, we are selling and issuing 14,245 ordinary shares to Oasis contemporaneously with the filing of the prospectus supplement with the SEC.

Upon delivery of a placement notice and subject to the terms and conditions of the Equity Purchase Agreement, Oasis is committed to purchase our ordinary shares. The price to be paid by Oasis for an ordinary share will be 94% of the market price, where the market price shall mean the lowest one day VWAP of ordinary shares on the Nasdaq market for any trading day during the five trading days immediately following the date of the placement notice. We will not sell any shares to Oasis unless either (i) the last traded price at the time of the placement notice is $5.50 or greater, or (ii) if the per share purchase price would be less than $5.00. A placement notice will not be for more than the lesser of $1,500,000 or 100% of the average number of shares traded for the ten trading days prior to the placement notice or less than $25,000. We are not required to give a placement notice to Oasis, but if we do give a placement notice that complies with the requirements and limitations of the Equity Purchase Agreement, Oasis is required to purchase the ordinary shares.

The Company will secure the listing of the ordinary shares that it may sell to Oasis under the Equity Purchase Agreement with the Nasdaq Stock Market. Although we will not enter into any similar sale agreement of our shares while we are able to give a placement notice under the Equity Purchase Agreement, we may make a private or public offering of our securities if the net proceeds are greater than $2,000,000.

The Company has also entered into a Registration Rights Agreement to register the shares to be issued from time to time under the Equity Purchase Agreement and the additional ordinary shares issued thereunder as the commitment fee. The prospectus supplement to the Registration Statement currently satisfies the Company obligations under the Registration Rights Agreement.

Copies of the Equity Purchase Agreement and the Registration Rights Agreement are filed with the SEC as an exhibit to this Current Report on Form 6-K. The above descriptions of these two agreements above is qualified in its entirety by the filed agreements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: May 21, 2021

Exhibit Index

The following exhibits are filed as part of this Form 6-K

Exhibit No.	Description of Exhibit

4.1	Form of Equity Purchase Agreement between Origin Agritech Limited. and Oasis Capital LLC.

4.2	Form of Registration Rights Agreement between Origin Agritech Limited and Oasis Capital LLC.

99.1	Opinion of Maples & Calder (Hong Kong)

99.2	Consent of Maples & Calder (Hong Kong) (Included in Exhibit 99.1)